July 11, 2001

U.S. Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Ms. Linda Stirling, Division of Investment Management

Re: Withdrawal of Registration Statement on Form N-14 of Declaration Fund (the "Trust"), File No. 002-72066.

Dear Ms. Stirling:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby applies for an order of the Securities and Exchange Commission granting withdrawal of the registration statement filed via EDGAR on Form N-14 under the 1933 Act (File No. 002-72066) (the "Registration Statement") on June 22, 2001 under its EDGAR access codes (Accession No. 0001012709-01-500401) (the "Application"). The Registration Statement is that of another registrant which, due to a clerical error, was inadvertently filed under the Trust's access codes. For this reason, the Trust believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Please contact either myself at 610-935-4511 or Mr. Charles W. Lutter, Jr. at 210-496-5438 with any questions you may have concerning this Application.

Very Truly Yours,

/s/  David D. Jones
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David D. Jones